EXHIBIT 8.

LIST OF SUBSIDIARIES

The following table lists the significant subsidiaries (direct or indirect) of Scitex Corporation Ltd. (“Scitex”) and their respective jurisdiction of incorporation, as of the date of Scitex’s Annual Report on Form 20-F filed herewith:

LEGAL AND BUSINESS NAME	JURISDICTION
Scitex Vision Ltd.	Israel
Scitex Vision International Ltd.	Israel
Jemtex InkJet Printing Ltd.	Israel